

June 12, 2015

Via E-mail
Ronald Farnsworth
Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

Re:     **Umpqua Holdings Corporation**
        **Form 10-K for the fiscal year ended December 31, 2014**
        **Filed February 23, 2015**
        **File No. 001-34624**

Dear Mr. Farnsworth:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Umpqua Holdings Corporation

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan and Lease Losses, page 39

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments, page 47

1.  Please revise your MD&A in future filings to more comprehensively explain the reasons for changes in the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end when compared to observed changes in the credit quality of your loan portfolio.  Please be as specific and detailed as needed to provide an investor with a clear understanding of changes in risk in the loan portfolio and how these changes, as well as any other key drivers such as

purchase accounting, impact each component of the allowance for loan losses established at period end.

We note, for example, your disclosure on page 39 that you principally attribute the change in the provision for loan and lease losses to originations of new loans and leases. However, it is not clear how the variability in this metric impacted the resulting amount of allowance or provision recorded. Similarly, we note in the allocation for loan and lease losses composition table on page 48 that the percent of commercial loans to total loans decreased from 27.7% in 2013 to 19.2% in 2014 but the amount of allowance allocated to this category increased from $27 million to $41 million at December 31, 2013 and 2014, respectively, and represented approximately 36% of the allowance as of December 31, 2014. Please consider the interpretive guidance in SEC Financial Release No. 72, C*ommission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

## Asset Quality and Non-Performing Assets, page 46

2. Given the significant impact the acquisition of Sterling Financial Corporation has had on your credit metrics and trends, please revise future filings to discuss the following:

    a. How your accounting for acquired loans impacts your credit ratios, metrics and trends.  Specifically identify the credit ratios, metrics and trends most impacted (e.g. the allowance for credit losses as a percentage of loans, etc.) and discuss the comparability between periods and with other institutions.

    b. Clearly disclose how you classify acquired loans as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring immediately after acquisition.  For example, discuss if loans on non-accrual status at the time of acquisition continue to be disclosed as non-accrual loans in your disclosures.

    Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

## Financial Statements

## Note 1 – Significant Accounting Policies – Acquired Loans and Leases, page 68

3. We note your disclosure that the purchased impaired loan portfolio also includes revolving lines of credit with funded and unfunded commitments. Please clarify for us if these loans are accounted for under ASC 310-30 and, if so, how you considered the guidance in ASC 310-30-15-2.f.

4. We note your disclosure that for purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the life of the loans.  Please revise future filings to disclose whether you amortize or accrete this amount based on contractual cash flows or expected cash flows and your method to amortize or accrete the difference (e.g. straight line).  If you use expected cash flows, please disclose the information required by ASC 310-30-50-2 separately from your disclosure of this information for finance receivable accounted for under ASC 310-30.

   Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 6 – Allowance for Loan and Lease Loss and Credit Quality, page 87

5. Please revise future filings to disclose the information required by ASC 310-30-50-2.b.1 related to your purchased impaired loans or tell us where this information is disclosed.  Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief